# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppLovin Corporation, CIK 0001751008
CUSIP: 03831W108
Title of class of securities: Class A common stock, par value $0.00003 per share
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-145254
Filed by CIK 0001853423

## Reporting persons
- Angel Pride Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 17,244,541; sole dispositive power 0; shared dispositive power 17,244,541; aggregate amount beneficially owned 17,244,541 (5.8% of the class)
- Prominence Trust Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 17,244,541; sole dispositive power 0; shared dispositive power 17,244,541; aggregate amount beneficially owned 17,244,541 (5.8% of the class)

## Item 1. Issuer
Name of issuer: AppLovin Corporation
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing:
Angel Pride Holdings Limited ("Angel Pride")
Prominence Trust Limited ("Prominence Trust")
Address of principal business office or, if none, residence: The principal business address for Angel Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address for Prominence Trust is 18/F, Three Exchange Square 8 Connaught Road, Central, Hong Kong.
Citizenship: Rows 4 of each of the cover pages are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference to this Item 4. The ownership information presented herein represents beneficial ownership of the shares of Common Stock as of December 31, 2024, based upon 298,667,774 shares of Common Stock outstanding as of November 1, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2024. These shares are held of record by Angel Pride, of which Prominence Trust is the sole shareholder. As a result, Prominence Trust may be deemed to share beneficial ownership over the securities held of record by Angel Pride.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Angel Pride Holdings Limited: /s/ CHENG Hong Wai, CHENG Hong Wai, Authorized Signatory (01/30/2025)
- Prominence Trust Limited: /s/ CHENG Hong Wai, CHENG Hong Wai, Authorized Signatory (01/30/2025)
Comment: Joint Filing Agreement previously filed.